04 FEB 19 AM 7:21

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

04012975

February 18, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re. <u>Schwarz Pharma AG (File No. 82-4406)</u>

SUPPL

<u>By UPS</u>

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG <u>(File No. 82-4406) (the "Company")</u>, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Preliminary Report 2003, dated February 18, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

2/20

File No. 82-4406

NEWS

SCHWARZ PHARMA

Author:	CORPORATE COMMUNICATIONS
Phone:	Alfred-Nobel-Straße 10
Fax:	40789 Monheim, Germany
E-mail:	Internet: www.schwarzpharma.com

February 18, 2004 – Preliminary Report 2003

SCHWARZ PHARMA's Results Exceed Expectations

In 2003 sales increased from €963.7 million to €1,496.3 million, and net income rose to €132.5 million, up from €48.4 million. Corresponding earnings per share were €2.94. The proposed dividend is €0.60 per share. Two further phase II projects in the development pipeline advanced into phase III, and one new project entered phase I. Submission of approval applications for the Parkinson patch is planned for the 3rd quarter of 2004. The U.S. business is making good progress. The outlook for 2004 is strongly influenced by higher R&D budgets driven by the acceleration of the promising pipeline. While sales are expected to be in the €800 - 850 million range, net income for 2004 will be marginal positive.

"The figures presented exceeded our expectations from October 2003" stated Patrick Schwarz-Schütte, Chairman of the Executive Board of SCHWARZ PHARMA AG. "In addition, we are very satisfied with the excellent progress of our pipeline. We will submit the approval applications for the Parkinson patch in the 3rd Quarter of 2004. We will continue to invest in the world's most important pharmaceutical market, the U.S. Here we especially intend to strengthen our presence in the neurology and urology market. But we are concerned for the European markets. Germany, our home market is dominated by a hostile climate for innovation. Best proof is the latest state mandated price cut by 16%."

Outlook: Higher R&D budget for a very promising pipeline

For 2004, sales are expected to decline to €800 - 850 million, with a corresponding effect on annual net income. In addition, costs will be incurred for introducing products in the U.S. market and, in particular, the research and development budget will be increased. Overall, SCHWARZ PHARMA expects a marginally positive net income for 2004.

R&D: Two further projects advance into phase III

The development pipeline of SCHWARZ PHARMA now comprises seven projects in clinical development in the fields of urology and neurology. All

Harkoseride/epilepsy and Harkoseride/neuropathic pain entered clinical phase III.

A phase I project with the compound rotigotine as a nasal spray for the treatment of acute Parkinson's symptoms has recently been initiated. Rotigotine nasal spray is expected to offer patients fast relief of the typical Parkinson symptoms, e.g. motor complications. The treatment for the indication of acute Parkinson symptoms is intended to supplement the long-term therapy using the Parkinson patch.

Sales and earnings development January –December 2003
Legal proceedings with positive outcome in the US

In the 2003 fiscal year the SCHWARZ PHARMA Group increased sales by 55.1% to €1,496 million. U.S. sales increased significantly by 138% to €963.7 million, driven by the launch of the generic omeprazole. KUDCo has been able to defend its leading position in the omeprazole market in spite of the unexpected market entry of three competitors. However, the price level and sales quantities fell considerably during the second half of 2003 because of the new competitive situation. The generic drug omeprazole was introduced to the U.S. market in 2002 by KUDCo after a decision by the court had determined in October 2002 that there was no infringement of third-party patent rights. This decision by the lower court was affirmed by the appellate court in December 2003. Thus, KUDCo is the only company with a positive court decision, affirmed by the court of appeal and does not infringe the AstraZeneca patents of the original product. Generic omeprazole will remain an important contributor to sales and earnings of SCHWARZ PHARMA Group.

SCHWARZ PHARMA was also successful in another legal proceeding in the USA: In January 2004 a U.S. appellate court agreed with SCHWARZ PHARMA's position in its decision regarding the formulation patent on Univasc® (Moexipril), a cardiovascular drug. The lower court's decision of March 2003 in favor of a competitor was reversed and the case was returned to the lower court.

SCHWARZ PHARMA develops drugs for the U.S. market, which use a well-established compound in a new, special formulation or medication form, and offer patients an additional benefit. The market launch of the initial products is planned for 2004. In conjunction with these products, the sales force, which will be also important to marketing the new pipeline products, is being expanded.

In the European markets (including Germany), the sales level decreased by 5.4% to €505.2 million. However, after adjustments for currency effects and divestitures of products, this decrease in comparison to the previous year was only 2.8%. German sales fell by 8.5% to €203.7 million. Due to state mandated price cuts restructuring measurements were necessary for the German affiliate. Approx. 170 employees had to be laid of to compensate for the negative effects.
The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 10.3% to €27.3 million.

The 2003 operating income rose from €74.9 million to €260.5 million despite the increase of research and development expenses by 15.9% to €144.0 million. This significant increase in operating income is primarily attributable to the strong growth on the U.S. market. The higher research and development expenses reflect the advanced development activities of the SCHWARZ PHARMA pipeline, which now comprises seven projects in clinical development in the indications of urology and neurology. Net income before taxes improved to €270.5 million, up from €80.4 million in the previous year. Net income for 2003 rose from €48.4 million to €132.5 million. Corresponding earnings per share were €2.94.

Dividend: €0.60 per share
The proposed dividend is €0.60 per share. This takes into account the positive earnings development in 2003. At the same time, funds earned shall be reinvested following the innovative orientation of SCHWARZ PHARMA and thus be employed to ensure and expand earnings potential over the long term.

Statement of Cash Flows, Balance Sheet and Employees:
Cash and cash equivalents in the amount of €207.7 million
Cash flow from operating activities was €174.2 million. Cash flow from investing activities totaled €12.8 million, and cash flow used by financing activities was €84.3 million.

The SCHWARZ PHARMA Group reduced its debt significantly in 2003. In addition, cash and cash equivalents rose by 28.8% to €207.7 million. At 55.8%, the equity ratio increased compared to the 2002 level of 51.0%. Total equity and liabilities decreased slightly by 0.7% to €1,033.6 million by December 31, 2003.

As of December 31, 2003 the number of employees of the SCHWARZ PHARMA Group worldwide was 3,794 (previous year 3,744; +1.3%). The new employees were primarily hired for research & development.

Key data from the preliminary report 2003:
SCHWARZ PHARMA AG and Subsidiaries

Income Statement (US-GAAP, € million)	Jan.-Dec. 2002	Jan.-Dec. 2003*	Change in %
Net Sales	**963.5**	**1,496.3**	**55.3%**
Cost of goods sold	325.1	385.3	18.5%
Gross profit	638.5	1,111.0	74.0%
Selling, general and administrative expense	378.5	517.8	36.8%
Research and development expense	124.2	144.0	15.9%
Ammortization of intangible assets	34.2	31.3	-8.7%
Impairment expense FAS 142/144	3.1	25.6	> 100%
Other operating income (expense) - net	(23.5)	(131.7)	> 100%
Operating result	**74.9**	**260.5**	**> 100%**
Financial result	(9.1)	(4.7)	-48.7%
Other income (expense) - net	14.6	14.7	0.8%
Income before income taxes and minority interest	**80.4**	**270.5**	**> 100%**
Taxes on income	32.0	137.7	> 100%
Minority interest	0.0	(0.3)	n.s.
Net income	**48.4**	**132.5**	**> 100%**
Earnings per share in €*	1.10	2.94	
EBITDA (excluding one-time effect)	140.8	343.8	> 100%
EBIT (excluding one-time effect)	82.3	289.0	> 100%
Number of share			
*Annual average, million units	44.172	45.050	2.0%
Annual average, diluted, million units	44.449	46.170	3.9%
Basis, Dec. 31, million units	44.725	45.352	1.4%

* unaudited provisional figures

This report is available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with a focus on the therapeutic areas of neurology, urology as well as cardiovascular and gastro-intestinal diseases.The company is investing in research and development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome/incontinence and benign prostatic hyperplasia. SCHWARZ PHARMA has a strong multinational presence that includes affiliates in Europe, the U.S. and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.

Contact: Antje Witte; Phone: +49 2173 48 1866; Internet: www.schwarzpharma.com